FORM 6-K

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

-----------------

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of  August, 2003

QSound Labs, Inc.

(Translation of Registrant's Name into English)

-----------------

400 - 3115 12 Street N.E.

Calgary, Alberta Canada T2E 7J2

(Address of principal executive offices)

-----------------

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   X    Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in  paper as permitted by Regulation S-T Rule 101 (b) (1):

Indicate by check mark if the registrant is submitting the Form 6-K in  paper as permitted by Regulation S-T Rule 101 (b) (7):

Indicate by check mark by furnishing the information contained in this Form the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___  No    X_

If "Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

Registrant herewith furnishes:

Second Quarter 2003 Interim Report

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

QSound Labs, Inc.

(Registrant)

Date: August 29, 2003

/s/ Joanna Varvos

Joanna Varvos

Corporate Secretary

Management's Discussion and Analysis

Second Quarter ended June 30, 2003

This Management Discussion and Analysis ("MD&A") of the results of operations of QSound Labs, Inc. (the company) for the quarter ended June 30, 2003 should be read in conjunction with the interim unaudited consolidated financial statements of the company for the quarter ended June 30, 2003, and the annual audited financial statements of the company for the fiscal year ended December 31, 2002.  Management has prepared these notes with the understanding that readers are already familiar with the MD&A for the fiscal year ended December 31, 2002.

The company reports its unaudited consolidated financial statements in United States dollars and in accordance with Canadian Generally Accepted Accounting Principles (GAAP).

Operations

Revenues for the three months ended June 30, 2003 were $383,308 as compared to $870,165 for the same period in 2002. The audio segment had revenues of $255,143 for the quarter as compared to $714,774 for the same period in 2002.  The decrease was due primarily to the expiration of the North American portion of royalties received from the hearing aid license. The e-commerce segment had revenues of $90,891 as compared to $155,391 for 2002.  The decrease was due to a decrease in the number of subscribers for the e-commerce services.  The telephony segment had revenues of $37,274.  As this is the first quarter of revenues for the telephony segment, there are no comparative figures.

The Company experienced an operating loss for the quarter of $401,153 as compared to an operating profit of $192,041 for the same period last year.   The decrease was due primarily to the expiration of the North American portion of royalties received from the hearing aid license, the start-up costs related to the telephony segment,  and the marketing and engineering costs related to our new revenue streams.

Net loss for the quarter ended June 30, 2003 was $327,483 or $0.05 per share as compared to a net profit of  $84,289 or $0.01 per share for the same period in 2002. The audio segment had a loss of $202,218 in 2003 as compared to a  profit of $86,453 in 2002.  The decrease in profit is due primarily to the expiration of the North American portion of royalties received from the hearing aid license. The e-commerce segment had profits of $30,349 in 2003 compared to losses of  $2,164 in 2002.  The increase in profits is due to the realized savings in moving the operations to Canada and cost cutting measures taken.   The telephony segment had losses of $152,614.

The company continues to generate cash flow from operations and in the quarter ended June 30, 2003 generated $220,436 in cash from operations as compared to $95,096 in 2002.

Financial Condition

The company had a working capital surplus of $3,213,744 at June 30, 2003 as compared to $3,284,000 as at December 31, 2002.

Cash resources at the end of the second quarter of 2003 were $3,082,237 and liabilities for the same period were $318,658, which consisted of $219,180 in accounts payable and accrued liabilities and $99,478 in deferred revenue.  Management feels that with our current cash on hand and cash flows from operations the company has sufficient capital to carry out its business plan for the remainder of 2003.

At the beginning of the quarter the company held sufficient Canadian dollar denominated cash to meet the estimated requirement for Canadian dollar funds for the remainder of the year.  Due the fluctuation in the Canadian to US dollar exchange rate, the company experienced foreign exchange gains of $143,735.  This amount is included in other items on the statement of operations and deficit.

During 2002 the company entered into a strategic relationship with a private corporation whereby the parties planned to co-develop software applications for the converging telephony and network industries.  As part of this co-operation, the company had advanced funds totaling $500,000 and these advances were secured by the assets of the private corporation.  Subsequent to the end of the 2002 year the company advanced a further $25,000 to a receiver to enforce its security.  At the beginning of the second quarter of 2003 the company collected on the note by acquiring title to software, inventory, in process research and development, and furniture and equipment.

Capital Expenditures

The company continues to take steps to ensure that its technology is current and up to date.  To facilitate that goal and ongoing research and development, as well as protecting its technology through the registration of trademarks and patents, the company invested $16,740 in the quarter in new computer equipment and software, trademarks and patents.

QSound Labs, Inc.
Consolidated Balance Sheets
As at June 30, 2003 and December 31, 2002
(Expressed in United States dollars)

	June 30, 2003	December 31, 2002
	(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$ 3,082,237	$ 2,621,205
Accounts receivable	248,773	929,519
Inventory	127,309	16,455
Deposits and prepaid expenses	74,083	58,674
	3,532,402	3,625,853

Note receivable (note 2)	-	500,000
Capital assets (note 3)	1,218,965	747,553
Goodwill	2,184,589	2,184,589
Other intangible assets (note 4)	198,606	213,771

	$ 7,134,562	$ 7,271,766

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
Accounts payable and accrued liabilities	$ 219,180	$ 220,894
Deferred revenue	99,478	120,511
	318,658	341,405

Shareholders' equity
Share capital (note 5)	44,010,621	43,886,036
Contributed surplus	1,114,316	1,114,316
Deficit	(38,309,033)	(38,069,991)
	6,815,904	6,930,361

	$ 7,134,562	$ 7,271,766

See accompanying notes to consolidated financial statements.

QSound Labs, Inc.
Consolidated Statements of Operations and Deficit
For the periods ended June 30, 2003 and 2002
(Expressed in United States dollars)
	For three	For three	For six	For six
	months ended	months ended	months ended	months ended
	June 30, 2003	June 30, 2002	June 30, 2003	June 30, 2002
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
REVENUE
Royalties and license fees	$ 95,753	$ 571,418	$ 576,408	$ 991,934
Product sales	287,555	298,747	637,750	633,393
	383,308	870,165	1,214,158	1,625,327
Cost of product sales	64,276	49,365	147,013	58,636
	319,032	820,800	1,067,145	1,566,691
EXPENSES:
Marketing	322,449	259,116	579,247	453,132
Operations	40,185	62,102	76,254	143,634
Product engineering	202,296	160,157	353,950	340,717
Administration	155,255	147,384	280,467	267,779
	720,185	628,759	1,289,918	1,205,262

OPERATING (LOSS ) PROFIT	(401,153)	192,041	(222,773)	361,429

OTHER ITEMS
Depreciation and amortization	(82,459)	(91,010)	(162,724)	(171,047)
Interest and other income	17,191	6,806	23,122	13,292
Gain (loss) on sale of capital assets	(1,908)	29	(1,908)	29
Other	140,846	(23,577)	125,241	(31,065)
	73,670	(107,752)	(16,269)	(188,791)

NET (LOSS) INCOME FOR PERIOD	(327,483)	84,289	(239,042)	172,638
DEFICIT BEGINNING OF PERIOD	(37,981,550)	(39,110,594)	(38,069,991)	(39,198,943)
DEFICIT END OF PERIOD	$ (38,309,033)	$ (39,026,305)	$ (38,309,033)	$ (39,026,305)

INCOME (LOSS) PER COMMON SHARE	$ (0.05)	$ 0.01	$ (0.03)	$ 0.02

See accompanying notes to consolidated financial statements.

QSound Labs, Inc.
Consolidated Statements of Cash Flows
For the periods ended June 30, 2003 and 2002
(Expressed in United States dollars)
	For three	For three	For six	For six
	months ended	months ended	months ended	months ended
	June 30, 2003	June 30, 2002	June 30, 2003	June 30, 2002
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Cash provided by (used in)

OPERATIONS
(Loss) income for the period	$ (327,483)	$ 84,289	$ (239,042)	$ 172,638
Items not requiring (providing) cash:
Depreciation and amortization	82,459	91,010	162,724	171,047
Compensation cost of options issued to non-employees	-	-	5,864	-
Loss (gain) on sale of capital assets	1,908	(29)	1,908	(29)
Changes in working capital balances	463,552	(80,174)	548,645	(318,985)
	220,436	95,096	480,099	24,671

FINANCING
Issuance of common shares, net	8,587	-	9,997	-
	8,587	-	9,997	-

INVESTMENTS
Purchase of capital assets	(9,565)	(29,336)	(10,409)	(97,487)
Purchase of intangible assets	(12,797)	(11,155)	(24,277)	(16,156)
Change in working capital for investment purposes	-	(350,000)	-	(350,000)
Proceeds from sale of capital assets	5,622	29	5,622	29
	(16,740)	(390,462)	(29,064)	(463,614)

Increase (decrease) in cash	212,283	(295,366)	461,032	(438,943)
Cash and cash equivalents beginning of period	2,869,954	1,904,315	2,621,205	2,047,892

Cash and cash equivalents end of period	$ 3,082,237	$ 1,608,949	$ 3,082,237	$ 1,608,949

See accompanying notes to consolidated financial statements.

QSound Labs, Inc.

Notes to Consolidated Financial Statements

For the Period Ended June 30, 2003

Unaudited

(Expressed in United States dollars under Canadian GAAP)

1.

Basis of presentation:

These consolidated financial statements include the accounts of QSound Labs, Inc. a public company organized under the laws of the Province of Alberta, Canada and its wholly-owned subsidiaries QCommerce Inc., QSound Ltd., QSound Electronics, Inc., QKidz, Inc., and QTelNet Inc.  All significant inter-company transactions and balances have been eliminated.  During 2002 QKidz, Inc. was wound up and during 2003 QSound Electronics, Inc. was wound up.

The statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles for interim financial statements.  These financial statements follow the same accounting policies and methods of applications as the most recent annual financial statements dated December 31, 2002. These interim financial statements should be read in conjunction with the Company's December 31, 2002 audited annual financial statements.  The disclosures provided below are incremental to those included in the annual financial statements.

2.

Note receivable:

The company had advanced $525,000 to a private company.  During the period the company enforced its security and collected on the note by acquiring title to all of the private company's assets.

3.	Capital assets:
			Accumulated	Net Book
	June 30, 2003	Cost	depreciation	value
	Sound source and control equipment	$ 554,588	$ 518,796	$ 35,792
	Real time systems	905,534	895,177	10,357
	Furniture and fixtures	353,321	311,191	42,130
	Computer equipment	808,025	633,096	174,929
	Software and production tooling	1,928,805	973,048	955,757

		$ 4,550,273	$ 3,331,308	$ 1,218,965

4.	Other intangible assets:
			Accumulated	Net Book
	June 30, 2003	Cost	amortization	Value
	Patents and trademarks	$ 804,778	$ 630,265	$ 174,513
	Purchased customer list	34,418	10,325	24,093

		$ 839,196	$ 640,590	$ 198,606

5.

Share Capital:

Number

Of Shares

Consideration

Balance at March 31, 2003

7,159,074

$

44,002,034

Issued for cash on exercise of options

18,270

8,587

Balance at June 30, 2003

7,177,344         $        44,010,621

6.

Stock Option Plan:

                                                                                        Number            Exercise price            Weighted average

                                                                                        of shares             per share                    exercise price

Balance at March 31, 2003

1,565,422

$  0.47 - 12.24

$     1.24

Granted

50,000

  1.34

1.34

Exercised

(18,270)

0.47

.0.47

Cancelled or expired

(75,000)

9.00

9.00

Balance at June 30, 2003                                                 1,522,152           $  0.47 - 12.24                      $  0.87

The following table summarizes the information about stock options outstanding at June 30, 2003:

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number Outstanding at June 30, 2003	Weighted- Average Remaining Term (Years)	Weighted- Average Exercise Price	Number Exercisable at June 30, 2003	Weighted- Average Exercise Price

$ 0.47	544,027	3.3	$ 0.47	502,797	$ 0.47
0.57 - 1.00	280,000	7.6	0.61	5,000	1.00
1.04 - 1.65	651,638	3.4	1.16	520,203	1.13
1.75 - 12.24	46,487	0.7	3.26	46,487	3.26

	1,522,152			1,074,487

7.

Warrants:

During the three month period ended March 31, 2003 the company issued 250,000 warrants, each one warrant entitling the holder to receive one common share of the Company.  The warrants are exercisable at $1.04 and expire March 25, 2007.

The fair value of the warrants was determined to be $108,725, was capitalized to software and production tooling, and was calculated using the Black Scholes pricing model with the following weighted average assumptions:

Risk free interest rate

4.5%

Volatility

82%

Life of the warrant

4.5 years

Dividend yield                                                                                                                                             0%

8.	Changes in non-cash working capital balances:
		For the three months ended June 30, 2003	For the three months ended June 30, 2002	For the six months ended June 30, 2003	For the six months ended June 30, 2002
	Accounts receivable	$ 460,853	$ (72,998)	$ 680,746	$ (215,292)
	Inventory	(52,635)	215	(93,945)	607
	Deposits and prepaid expenses	(12,092)	(21,460)	(15,409)	(28,031)
	Accounts payable and accrued liabilities	81,225	17,814	(1,714)	(99,202)
	Deferred revenue	(13,799)	(3,745)	(21,033)	22,933

		$ 463,552	$ (80,174)	$ 548,645	$ (318,985)

9.	Segmented information
		Audio	E-Commerce	Telephony	Total
	For the three month period ended June 30, 2003
	Revenues	$ 255,143	$ 90,891	$ 37,274	$ 383,308
	Interest revenue	17,191	-	-	17,191
	Amortization of capital assets	52,745	9,993	-	62,738
	Segment profit (loss)	(205,218)	30,349	(152,614)	(327,483)
	Segment assets	4,150,038	2,366,254	618,270	7,134,562
	Goodwill	-	2,184,589	-	2,184,589
	Expenditures for segment capital assets	1,140	1,064	483,090	485,294

	For the three month period ended June 30, 2002
	Revenues	$ 714,774	$ 155,391	$ -	$ 870,165
	Interest revenue	6,806	-	-	6,806
	Amortization of capital assets	74,988	16,022	-	91,010
	Segment profit (loss)	86,453	(2,164)	-	84,289
	Segment assets	3,588,665	2,473,711	-	6,062,376
	Goodwill	-	2,184,589	-	2,184,589
	Expenditures for segment capital assets	26,715	-	-	26,715

	For the six month period ended June 30, 2003
	Revenues	$ 984,076	$ 192,808	$ 37,274	$ 1,214,158
	Interest revenue	23,122	-	-	23,122
	Amortization of capital assets	103,297	19,985	-	123,282
	Segment profit (loss)	(150,523)	64,095	(152,614)	(239,042)
	Expenditures for segment capital assets	110,736	1,064	483,090	594,890

	For the six month period ended June 30, 2002
	Revenues	$ 1,309,138	$ 316,189	$ -	$ 1,625,327
	Interest revenue	13,292	-	-	13,292
	Amortization of capital assets	139,003	32,044	-	171,047
	Segment profit (loss)	189,891	(17,253)	-	172,638
	Expenditures for segment capital assets	94,867	-	-	94,867

Geographic Information - Revenue	For the three months ended June 30, 2003	For the three months ended June 30, 2002	For the six months ended June 30, 2003	For the six months ended June 30, 2002

Canada	$ 8,290	$ 595	$ 9,605	$ 2,104
United States	290,772	748,570	978,850	1,439,800
Asia	84,246	121,000	225,703	183,423

	$ 383,308	$ 870,165	$ 1,214,158	$ 1,625,327

10. Comparative figures

Certain of the prior period figures, provided for the purpose of comparison, have been reclassified to conform to the current period's presentation.